RECURSOS QUELIZ, INC.

Las Caobas, 4th St., No. 24
Puerto Plata, Dominican Republic

October 17, 2014

United States Securities and Exchange Commission
Washington, DC
20549

Attention:              Mr. John Reynolds
Assistant Director

Dear Mr. Reynolds:

Re:          Amendment No. 2 Registration Statement on Form S-1
Filed on September 23, 2014
File No. 333-194322

In response to your letter dated October 7, 2014, we have the following comments.

Plan of Distribution, page 14

1.	In response to this comment we have insert the following sentences as shown below.

“Our Selling Security Holder will be responsible for complying with the applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable of such Selling Security Holder in connection with resale of his respective shares pursuant to this prospectus.”

“As of the date of this prospectus, we are a company that has either no or nominal operations and no or nominal assets (a “shell company”).  In particular, Rule 144 is not available for securities initially issued by a shell company, whether reporting or non-reporting, or a company that was at any time previously a shell company, unless the company:

●           has ceased to be a shell company;

●           is subject to the Exchange Act reporting obligations;

●           has filed all required Exchange Act reports during the preceding twelve months; and

●	at least one year has elapsed from the time the company filed with the SEC current Form 10 type information reflecting its status as an entity that is not a shell company.

As a result, the Selling Security Holder, being an affiliate, and any other person initially issued shares of our common stock, excluding those shares registered in this prospectus, may not be entitled to sell such shares until the above conditions have been satisfied.  Upon satisfaction of these conditions, such sales by our Selling Security Holder would be limited by the manner of sale provisions and notice requirements and to the availability of current public information about us as set forth above.”

The Company hereby states:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly:
Recursos Queliz, Inc.

“Juan Alexi Payamps Dominguez”
Juan Alexi Payamps Dominguez
Chief Executive Officer, President and
Director